EXHIBIT 99.1
James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2,
D02 WR20, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

9 September 2022
The Manager
Company Announcements Office Australian
Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 8 September 2022.
Regards

Joseph C. Blasko
General Counsel & Company Secretary

This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Anne Lloyd (Deputy Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden),
Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

08/09/2022
James Hardie Industries PLC
Group Company Secretary
Second Floor, Europa House
Harcourt Centre
Harcourt Street
Dublin 2, D02 WR20 Ireland
Dear Sir/Madam,
Re: Disclosure of holding above 7% threshold
AustralianSuper Pty Ltd (“AustralianSuper”) has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014, further particulars of which are set out below.
As at 02 September 2022, there was an aggregated interest in James Hardie Industries PLC Chess Depository Interests of 7.01% ordinary share capital. This was based on 31,055,856 shares held and a total of 443,000,471 total voting shares. A previous announcement of 6.99% interest in relevant share capital based on a total of 446,395,895 total voting shares was disclosed on 29 July 2021 for value date 23 July 2021.
Subsequently on 06 September 2022, there was an aggregated interest in James Hardie Industries PLC Chess Depository Interests of 7.06% ordinary share capital. This was based on 31,657,083 shares held and a total of 448,376,376 class shares outstanding. A previous announcement of 6.99% interest in relevant share capital based on a total of 444,368,782 class shares outstanding was disclosed on 05 August 2021 for value date 28 July 2021.
Yours faithfully
Andrew Lazar
Principal, Investments Compliance & Regulatory Advisory

The Registered holder of all shares is:
JP Morgan Nominees Australia Limited
85 Castlereagh Street, Sydney NSW 2000

Date	Number of CDIs held	% held
02/09/2022	31,055,856	7.01%
06/09/2022	31,657,083	7.06%